UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: July 12, 2004

                        Commission File Number 001-12510

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                     No    X
                                 ---                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On July 12, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing (i) that the Company has received a notice from Canica AS ("Canica") that Canica has exercised its put option with respect to its interest in ICA AB, and (ii) that the Company disagrees with the price level indicated by Canica for such interest. A copy of the press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      KONINKLIJKE AHOLD N.V.


                                       /s/ P.N. Wakkie
                                      ------------------------------------------
Date:  July 13, 2004                  By:     P.N. Wakkie
                                      Title:  Executive Vice President and
                                              Chief Corporate Governance Counsel

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:


Exhibit                        Description

99.1 Royal Ahold press release, dated July 12, 2004, announcing (i) that the Company has received a notice from Canica about the exercise of its put option regarding its interest in ICA AB, and
               (ii) that the Company disagrees with the price level indicated by Canica for such interest